Document Security Systems, Inc.
28 Main Street East, Suite 1525
Rochester, NY 14614

December 15, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Ryan Houseal

Re:	Document Security Systems, Inc. -Form S-3 File No. 333-166357

Dear Mr. Houseal:

On behalf of Document Security Systems, Inc. (the “Company”), we herewith request acceleration of the effective date of the offering to Wednesday, December 15, 2010, at 2:00 pm Eastern Time or as soon as practicable thereafter.

We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filling effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
We may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

DOCUMENT SECURITY SYSTEMS, INC.

By:	/s/ Philip Jones
Philip Jones
Chief Financial Officer